Mail Stop 3561
								February 15, 2006

Alexander L. Bozzi, III
The Enlightened Gourmet, Inc.
236 Centerbrook
Hamden, CT 06518

	Re:	The Enlightened Gourmet, Inc.
		Response Letter dated January 20, 2006
		Amendment No. 1 to Form 10-SB
  		Filed December 13, 2005
		File No.: 0-51597

Dear Mr. Bozzi:

	We have reviewed your letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Report of Appraiser
1. We note your response to comment 4 in our letter dated January
5,
2006. Please tell us the nature of the "established valuation techniques" Mr. Traba used in valuing the assets acquired by the company, and the range of values he derived from these techniques and presented to the parties. Also, please tell us whether the parties to the transaction adopted Mr. Traba`s valuation or valuations, or, alternatively, what factors they did rely on in determining the purchase price.

Financial Statements

Consolidated Statement of Stockholders` Equity for the period June
25
(date of Inception) to September 30, 2005, page F-6
2. We note your response to comment 6 in our letter dated January
5,
2006 and we reissue our comment. Section 3.B of the Securities Subscription Agreement Exhibit 10.3 states plainly that you shall file a registration statement to register common shares on or before
June 1, 2005. Your consideration of the classification of these securities should exclude any likelihood that an investor may require you to perform or that these securities may become freely transferable after the holding period under Rule 144 of the Securities Act of 1933. Please tell us specifically why permanent equity classification is appropriate for the securities issued in connection with the securities subscription agreement stating clearly, if true, that there are no damages clauses or penalties.

Note 4.  Acquisition of Technology, page F-11
3. We note your response to comment 5 in our letter dated January
5,
2006. Intangible assets purchased from others in a business combination are required to have an alternative future use to be accounted for in accordance with SFAS No. 142 or charged to expense when incurred. See paragraph 11.c. of SFAS No. 2 and paragraph 5 of
FIN No. 4. We therefore reissue our comment and request that you provide a specific response to the inquiry. Disclose how you established an alternative future use for the acquired non-patented technology and disclose the amounts allocated to each major intangible asset class. See paragraph 44 of SFAS No. 142. On the other hand, if you determine the technology does not have an alternative future use, then please revise your financial statements to reflect the amount as a charge to earnings in the period incurred.
In either case, please show us what your revised disclosure will look like.

Note 5.  Stockholder Note Payable, page F-23
4. We note your response to comment 7 in our letter dated January
5,
2006. A correction to your financial statements, whether or not prompted by our review, is an accounting change as the term is discussed in APB No. 20. Please provide a response that explains the accounting within the scope of APB No. 20 and the impact of the correction on your balance sheet and statement of stockholders` equity. If you determine this revision is not the correction of an error, please explain why this is not an oversight of facts that existed at the time you prepared your financial statements or a mistake in the application of GAAP.

                                                              * *
* *
* * *

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys our responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Brian McAllister at (202) 551-3341 or Donna DiSilvio, Assistant Chief Accountant, at (202) 551-3202 if you
have
questions regarding comments on the financial statements and related
matters. Please contact Albert Yarashus at (202) 551-3239, Ellie Quarles, Special Counsel, at (202) 551-3238, or me, at (202) 551-3720
with any other questions.


								Sincerely,


								H. Christopher Owings
								Assistant Director

cc:     Richard Keppelman
          (FAX) (860) 676-3200






??

??

??

??

Alexander L. Bozzi, III
The Enlightened Gourmet, Inc.
February 15, 2006
Page 1